767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

December 1, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

J. Nolan McWilliams

Re:	Metaldyne Performance Group Inc.
Registration Statement on Form S-1/A
Filed December 1, 2014
File No. 333-198316

Dear Mr. McWilliams:

On behalf of our client, Metaldyne Performance Group Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-198316) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated November 24, 2014.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4.

General

1.	Please include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

The Company has included the outside back cover page of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission

December 1, 2014

Capitalization, page 50

2.	Please revise the introductory paragraph to your capitalization disclosures to disclose the amount of fees and expenses that you expect to incur and pay in connection with the offering.

The Company has revised the introductory paragraph on page 51 in response to the Staff’s comment.

Unaudited Pro Forma Financial Data, page 54

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 57

3.	We note the calculations of interest expense on the Grede acquisition debt provided in your response to our prior comment number 2. Please revise footnote (i) to the pro forma financial information to include a summary of the various components comprising the total interest expense on the Grede acquisition debt comparable to that provided in the table at the top of page 3 of your response letter. Also, please clearly disclose in footnote (i) that the adjustment to interest expense for the Grede acquisition debt includes revolver interest and fees and letter of credit fees and explain how the related adjustments for such fees for each period presented were calculated or determined.

The Company has revised the disclosure in footnote (i) on page 64 in response to the Staff’s comment.

4.	Refer to footnote (p) – We note the disclosure included in footnote (p) which indicates that you plan to issue * restricted shares in connection with the offering which will vest over a period of two to three years. Please revise your discussion of stock-based compensation included on page 72 of MD&A to discuss this planned grant of restricted shares along with the aggregate amount of compensation expense that you will recognize in connection with the issuance of these shares and the period over which this expense will be recognized in your consolidated financial statements.

The Company has revised the disclosure on page 67 in response to the Staff’s comment.

Consolidated Statements of Cash Flows for the year ended December 31, 2013 and the nine months ended September 30, 2014, pages F-9 and F-54

5.

We note from your consolidated statements of cash flows for the year ended December 31, 2013 and the nine months ended September 30, 2014 that dividends paid during each of these periods significantly exceeded your net earnings during these periods. Please note that dividends paid in excess of earnings during the twelve month period preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering

Securities and Exchange Commission

December 1, 2014

proceeds. Accordingly, please revise to disclose pro forma earnings per share on the face of your consolidated statements of operations for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the number of shares whose proceeds would be necessary to fund the dividend payment in excess of earnings for each of these periods. Refer to the guidance outlined in SAB Topic 1:B:3.

The Company has reviewed the Staff’s comment. As discussed, the offering is planned to be 100% secondary. Accordingly, the Company has not revised the disclosure to give pro forma effect to the issuance of additional shares to fund the dividend as that would reflect shares in excess of the total number outstanding.

(25) Subsequent Events, page F-46

6.	It does not appear that the information with respect to the stock options granted in August 2014 as disclosed in the fourth paragraph on page F-47 has been adjusted to give effect to the five for one stock split declared on November 18, 2014. Please revise your disclosures with respect to your stock option grants here and elsewhere in the filing, where applicable, to give retroactive effect to this stock split. Also, please explain why the number of options granted as disclosed in the fourth paragraph on page F-47 is inconsistent with the number discussed in footnote (l) on page 63 of the pro forma financial information.

The Company has revised the disclosure on pages F-47 and F-48 in response to the Staff’s comment. The Company respectfully advises the Staff that the revised share numbers on pages F-47 and F-48 adjusted to give effect to the five for one stock split are not inconsistent with the number disclosed on footnote (1) on page 65 of the pro forma financial information.

Unaudited Condensed Consolidated Statements of Operations, page F-51

7.	It does not appear that the weighted average number of shares used to compute basic earnings per share as disclosed on the statements of operations for the nine months ended September 28, 2014 and September 29, 2013 has been retroactively adjusted to give effect to the five for one stock split declared on November 18, 2014. Please revise these weighted average shares outstanding to give retroactive effect to this stock split. Refer to the guidance outlined in ASC 260-10-55.

The Company has revised the disclosure on page F-52 in response to the Staff’s comment.

Securities and Exchange Commission

December 1, 2014

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq.

Weil, Gotshal & Manges LLP

cc:	George Thanopoulos, Metaldyne Performance Group Inc.
Mark Blaufuss, Metaldyne Performance Group Inc.